UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

OPEN LENDING CORPORATION

(Name of Subject Company)

OPEN LENDING CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68373J104

(CUSIP Number of Class of Securities)

Ben Massey

General Counsel and Corporate Secretary

1501 S. MoPac Expressway, Suite 450

Austin, Texas 78746

(512) 892-0400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

Randi C. Lesnick

Braden McCurrach

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2026 (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule 14D-9”) by Open Lending Corporation, a Delaware corporation (“Open Lending” or the “Company”). The Schedule 14D-9 relates to the tender offer by Lakers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV” or “Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits or annexes thereto, and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on June 29, 2026 pursuant to which Purchaser has offered to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $3.15 per Share, net to the holder thereof, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026, and in the related Letter of Transmittal, which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended to include the following:

“Expiration of the Offer.

At one minute past 11:59 p.m., New York City time, on Monday, July 27, 2026, the Offer expired. The depositary for the Offer advised that, as of the expiration of the Offer, a total of 96,284,040 Shares had been validly tendered and not validly withdrawn in the Offer, representing approximately 81.37% of the outstanding Shares. In addition, the depositary for the Offer has advised that, as of the expiration of the Offer, notices of guaranteed delivery had been delivered with respect to 5,064,343 additional Shares, representing approximately 4.28% of the outstanding Shares. The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition to the Offer that there be validly tendered and not validly withdrawn a number of Shares that, together with the Shares then owned by Parent and its subsidiaries, represent a majority of the total number of outstanding Shares at the expiration of the Offer. All other conditions to the Offer were satisfied or waived. On Tuesday, July 28, 2026, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to effect the Merger without a vote of the Stockholders. Accordingly, Open Lending and Purchaser expect to consummate the Merger on July 30, 2026 pursuant to Section 251(h) of the DGCL. At the Effective Time, each Share that was not tendered and accepted pursuant to the Offer (other than any Shares owned by Parent, Purchaser or the Company, or by any of their respective direct or indirect wholly-owned subsidiaries and Shares held by Stockholders who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in compliance with Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive $3.15 per Share in cash, without interest and subject to any required tax withholding.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Market. The parties intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On July 28, 2026, ANV and Open Lending issued a press release announcing the expiration and results of the Offer. The full text of the press release is included as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended to include the following:

Exhibit No.	Description

(a)(5)(I)	Press Release issued by ANV and Open Lending, dated July 28, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPEN LENDING CORPORATION

By:	/s/ Jessica Buss
Name:	Jessica Buss
Title:	Chief Executive Officer

Date: July 28, 2026

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